Exhibit 12.1

Heritage Oaks Bancorp
Computation of Ratio of Earnings to Fixed Charges

The ratio of earnings to fixed charges inclusive and exclusive of preferred stock dividends, as well as any applicable deficiency of earnings are determined using the following applicable factors:

Earnings available for fixed charges are calculated first by determining the sum of: (a) income (loss) from continuing operations before income taxes, and (b) fixed charges as defined below.

Fixed charges are calculated as the sum of (a) interest costs on deposit relationships, (b) interest costs on borrowings including amortization of discount or premium relating to any indebtedness, (c) that portion of rental expense that is representative of the interest factor and (d) the amount of pre-tax earnings required to cover preferred security.

Preferred stock dividends used in the ratio of earnings to combined fixed charges and preferred stock dividends consist of the dividends paid on our preferred stock.

	For the Three Months Ended March 31,	For the Years Ended December 31,
	2015	2014	2013	2012	2011	2010	2009	2008
Ratio of earnings/(deficiency) to fixed charges
Including dividends on preferred stock	5.4	35	4.3	2.7	2.1	(1.0)	(0.2)	1.2
Excluding dividends on preferred stock	5.5	3.6	5.6	3.9	2.7	(1.2)	(0.2)	1.2

	For the Three Months Ended March 31,	For the Years Ended December 31,
	2015	2014	2013	2012	2011	2010	2009	2008
Income/(loss) before taxes (1)	$6,686	$13,714	$17,838	$11,239	$9,553	$(19,320)	$(12,874)	$2,143
Fixed charges
Interest expense on deposits	$889	$3,567	$2,860	$2.988	$4,482	$7,448	$8,884	$9,703
Interest expense on long-term debt and other borrowings	541	1,590	1,007	830	541	599	1,165	2,861
Estimated interest component of rent expense, net	42	213	36	91	547	558	582	602
Dividends on preferred stock (2)	64	161	1,106	1,709	1,547	1,861	1,070	—

Total fixed charges, including dividends on preferred stock	$1,536	$5,531	$5,009	$5,618	$7,117	$10,466	$11,701	$13,166
Total fixed charges, excluding dividends on preferred stock	$1,472	$5,370	$3,903	$3,909	$5,570	$8,605	$10,631	$13,166

(1)                                 Income/(loss) before taxes is derived from our consolidated statements of operations, included in our financial statements.

(2)                                 The preferred stock dividend amounts represent pre-tax earnings required to cover the dividends on preferred stock based on an assumed 36% effective tax rate.

Note: Due to the pretax losses in 2010 and 2009 attributable to elevated levels of loan loss provisioning, earnings were inadequate to cover total fixed charges and preferred stock dividends for those two years.